Terms Supplement No. 8 dated March 21, 2007
To Prospectus Supplement and Prospectus dated July 1, 2005 and
Product Supplement No. 1 dated December 29, 2006	Filed pursuant to Rule 433
relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Registration Statement No. 333-124095
EKSPORTFINANS ASA
$1,100,000.00 Six Month 10.625% Reverse Convertible Notes
Linked to Oshkosh Truck Corporation
due September 26, 2007
Key Terms

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Specified Currency:	U.S. dollars

Aggregate face amount:	$1,100,00.00

CUSIP No.:	28264QFE9

ISIN:	US28264QFE98

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, New York 10019

Agent acting in the capacity as:	Principal

Investing in the notes involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

	Price to Public	Fees and Commissions	Proceeds to Us

Per note	$1,000.00	$16.00*	$984.00
Total	$1,100,000.00	$17,600.00*	$1,082,400.00

*	See “Supplemental plan of distribution” below.

     You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.
     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Natixis Securities North America Inc.
     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 1-866-369-6147.

Reference Shares:	Oshkosh Truck Corporation (the Reference Shares) (ISIN: US6882392011) are traded on the New York Stock Exchange (NYSE) (the Relevant Exchange) under the symbol “OSK”.

Interest Rate:	10.625% per annum, payable monthly in arrears in 6 equal 0.8854% payments on each of April 26, 2007, May 29, 2007, June 26, 2007, July 26, 2007, August 27, 2007 and September 26, 2007 (each an Interest Payment Date).

Redemption Amount:	The Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

●	if the official closing price of the Reference Shares quoted by the Relevant Exchange has not been below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

●	if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Initial Reference Level:	$52.14.

Final Reference Level:	The official closing level of the Reference Shares on the Determination Date.

Knock-In Level:	$41.712, which is 80% of the Initial Reference Level.

Share Redemption Amount:	19.1791 Reference Shares per note that you hold, which number of shares is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level.

Trade Date:	March 21, 2007

Original Issue Date:	March 26, 2007

Determination Date:	September 21, 2007

Maturity Date†:	September 26, 2007

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Fascimile No.: +1 212 891 1922
Additional terms specific to the notes
     You should read this terms supplement together with the prospectus dated July 1, 2005, as supplemented by the prospectus supplement dated July 1, 2005 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated December 29, 2006. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):
http://www.sec.gov/Archives/edgar/data/700978/000115697306001446/u51278e424b2.htm
     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.
Selected risk considerations
     An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section of the accompanying product supplement no. 1 dated December 29, 2006.

Hypothetical examples of amounts payable at maturity
     The following tables set out the total return to the Maturity Date of a note, based on the assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.
     The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.
     The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.
     The market price of each of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this terms supplement. For information about the price of the Reference Shares during recent periods, see “The Reference Shares” below.
     If the official closing price quoted by the Relevant Exchange never falls below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.
     By contrast, if the official closing price of the Reference Shares quoted by the Relevant Exchange is less than the corresponding Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, and the Final Reference Level is less than the Initial Reference Level on the Determination Date, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares (with fractional shares paid in cash).
Oshkosh Truck Corporation
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, on the basis of an Initial Reference Level of $52.14 and a Knock-In Level of $41.712. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		Six Monthly
Assumed Closing Price	Value of	Interest	Total Return
of Reference Shares	Payment at	Payments
on Determination Date	Maturity	(Total)	$	%
Greater than: $52.14	$1,000.00	$53.13	$1,053.13	5.3125%
$52.14	$1,000.00	$53.13	$1,053.13	5.3125%
$48.66	$1,000.00	$53.13	$1,053.13	5.3125%
$45.19	$1,000.00	$53.13	$1,053.13	5.3125%
$41.72	$1,000.00	$53.13	$1,053.13	5.3125%
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, on the basis of the Initial Reference Level of $52.14 and a Knock-In Level of $41.712. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

		Six Monthly
Assumed Closing Price	Value of	Interest	Total Return
of Reference Shares	Payment at	Payments
on Determination Date	Maturity	(Total)	$	%
Greater than: $52.14	$1,000.00	$53.13	$1,053.13	5.313%
$52.14	$1,000.00	$53.13	$1,053.13	5.313%
$46.93	$900.00	$53.13	$953.13	-4.688%
$41.71	$800.00	$53.13	$853.13	-14.688%
$36.50	$700.00	$53.13	$753.13	-24.688%
$25.03	$600.00	$53.13	$653.13	-34.688%
$20.86	$500.00	$53.13	$553.13	-44.688%
$10.01	$400.00	$53.13	$453.13	-54.688%
$7.51	$300.00	$53.13	$353.13	-64.688%
$2.00	$200.00	$53.13	$253.13	-74.688%
$1.00	$100.00	$53.13	$153.13	-84.688%
$0.00	$0.00	$53.13	$53.13	-94.688%

The Reference Shares
General
     Unless otherwise stated, all information contained herein on the Reference Shares and on the issuer of the Reference Shares is derived from publicly available sources and is provided for informational purposes only.
     The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.
     According to its publicly available documents, Oshkosh Truck Corporation designs, manufactures and markets a range of commercial, fire and emergency, and military trucks under the Oshkosh and Pierce trademarks; truck bodies under the McNeilus, Medtec, Jerr-Dan, BAI, London, Geesink and Norba trademarks; mobile and stationary compactors and transfer stations under the Kiggen trademark; portable and stationary concrete batch plants under the CON-E-CO and McNeilus trademarks, and mobile medical trailers under the AK trademark. Oshkosh Truck Corporation operates in three segments: fire and emergency segment, defense segment and commercial segment. In December 2006, it completed the acquisition of JLG Industries, Inc. Information provided to or filed with the SEC by Oshkosh Truck Corporation pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-31371.
     In addition, information regarding the issuer of the Reference Shares may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
     This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the issuer of the Reference Shares from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any of the issuer of the Reference Shares in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding any of the issuer of the Reference Shares are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any of the issuer of the Reference Shares could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about any of the issuer of the Reference Shares after the date of this terms supplement.
     Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the issuer of the Reference Shares as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.
     Historical Performance
     The Reference Shares are traded on NYSE under the symbol “OSK”. The following table sets forth the published intra-day high, low and closing prices of each of the Reference Shares since December 31, 2003. We obtained the information in the tables below from Bloomberg without independent verification.

     Any historical upward or downward trend in the price of any of the Reference Shares during any period shown below is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount notes or more on the Maturity Date. The actual performance of any of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.

Period	High	Low	Period End
2004
First Quarter	$29.805	$25.760	$27.850
Second Quarter	29.225	24.295	28.655
Third Quarter	28.625	24.785	28.530
Fourth Quarter	34.445	27.225	34.190
2005
First Quarter	$41.305	$30.480	$40.995
Second Quarter	41.485	36.010	39.140
Third Quarter	43.380	38.920	43.160
Fourth Quarter	45.890	41.500	44.590
2006
First Quarter	$62.240	$44.750	$62.240
Second Quarter	65.510	47.020	47.520
Third Quarter	52.300	42.880	50.470
Fourth Quarter	55.540	44.000	48.420
2007
First Quarter (through March 20)	$56.690	$47.110	$52.140
Supplemental information regarding taxation in the United States
   The amount of the stated interest rate on the note that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) equals 5.25%, and the remaining 5.375% constitutes Put Premium (as defined in the accompanying product supplement no. 1).
     Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.
Supplemental plan of distribution
     The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.
     See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.